

The Marianne Theatre
609 Fairfield Avenue
Bellevue, Kentucky 41073



Renovation and Business Plan

Kent Hardman
609 Fairfield LLC
P.O. Box 8163
Cincinnati, Ohio 45208
513 | 293-5139
Kent@Hive513.com

 EXECUTIVE SUMMARY

The restoration of the Marianne Theatre is the crown jewel and final piece of the puzzle in Bellevue, Kentucky's renaissance. Now that the Ohio River has called young professionals, suburbanites and well-heeled empty nesters back to live and play upon her banks, Bellevue's beautiful Art Deco theater at 609 Fairfield Avenue will sit idle no more. The Marianne Theatre is the region's finest venue for receptions, special events, private parties, corporate meetings and diverse in-house productions, offering a matchless food and beverage experience and state-of-the-art sound and projection systems.

Owner Kent Hardman has an impressive portfolio and strong record of accomplishment in renovating historic buildings for niche uses that perform beyond expectations. The Marianne is his second successful theater renovation, following the Jackson Theatre renovation in Colombia-Tusculum. He has a nose for talent and assembles A+ teams for each of his projects. Kent will operationally collaborate with industry experts in food and beverage, event planning/promotion and theater-specialized marketing—all essential elements to the success of this business model. He has also developed strategic relationships with influencers within the region's impressive arts community.

The Marianne will primarily be an event venue that will compete with the successful 20th Century Theater in Oakley and The Redmoor in Mt. Lookout. With their attractive pricing to the largest customer segment in the region, these two venues consistently turn away wedding parties. At a minimum

entry price of $6,000 per event (which is consistently exceeded in the party-planning process), competitors can only accommodate a finite number within each year's 26 Fridays and Saturdays. The Marianne will effectively compete with extraordinary design and a boutique customer experience for a middle market price. No other venue exists within this target market to compete with the Marianne's visual appeal and customer experience. This is also true for the thoughtful and eclectic in-house-produced special events, which utilize the Marianne's unique assets as a theater. Beyond being a tremendous reception and event location, this will be the most buzzed about fun-time entertainment stop in the region.

The total project cost for building purchase, renovation, machinery/equipment and furniture/fixtures is $2,289,360. Owner Kent Hardman is seeking a Small Business Administration 504 Loan. Request for bank funding at 50% of project cost is $1,144,680 and Community Development Corporation (CDC) participation at 35% of project cost is $801,276. Kent's owner equity will be a minimum of $343,404, at 15% of project costs. The project will also leverage Kentucky and Federal Historic Tax Credits and PACE Energy financing for green building, energy-efficient systems, thereby decreasing building plant operation costs. Kent will utilize his own funds for working capital. Pre-booking events and receptions during the construction phase will allow the Marianne Theatre to accelerate operations to positive cash flow when the doors open on day one.

THE HISTORY

The Marianne Theatre is an iconic Art Deco neighborhood movie theater built in 1942 in the heart of Bellevue, Kentucky. Located at 609 Fairfield Avenue, Kentucky Route 8, it enjoys a premier location along Northern Kentucky's Ohio River road.

In the 1940s and '50s, before there was a television in every home, The Marianne was the single source of entertainment for the residents of Bellevue, Dayton and parts of Newport. To Northern Kentuckians age 30 and above, The Marianne is synonymous with Bellevue—its closing has been lamented, and its revitalization as an integral part of the community is anxiously awaited.

The City of Bellevue purchased The Marianne Theatre several years ago in the hopes of finding a developer who would actively revitalize the property. Bellevue next solicited proposals from developers who could achieve this end. After reviewing several proposals, Bellevue selected **Hive Properties,** headed by Kent Hardman, as their choice.

THE GOAL

The goal for the renovated **Marianne Theatre** is that it will enjoy the same luster as it did as Bellevue's entertainment center in the 1940s and '50s. Now, instead of being a movie theater, it will be one of the finest venues for live entertainment, business meetings, private parties and receptions in the Ohio-Kentucky-Indiana Tristate, offering food and beverage service and a state-of-the-art sound and projection system. Once completed, **The Marianne** will have:

- A new insulated roof and HVAC system financed by the GC Pace program
- New electric service
- A fire suppression sprinkler system with a 300-person fire code capacity—for larger live entertainment performances or private events, The Marianne can be comfortably configured for 252 people
- A complete kitchen capable of producing its own menu or configured to accommodate a caterer
- A horseshoe-shaped bar offering 18 craft beers, wine and cocktails (under most-recent Kentucky law, The Marianne Theatre's National Historic Register status qualifies it for a complete liquor license)
- Two food and beverage cold storage areas
- Replacement seats
- Seven separate view and dining areas
- All walls covered with fabric for sound absorption and an integral state-of-the-art sound system
- Stage-mounted speakers, with additional speakers on the walls, in the Pub area and in the projection room
- On-stage spotlights plus wall-mounted spotlights
- A ceiling-mounted projector and retractable stage-mounted 23.5' x 13.5' screen for movies, TV and meeting presentations

 # THE TEAM

Team Marianne brings together a wide and varied group of talents and backgrounds.

Hive Properties — Kent Hardman

A Miami University graduate and Realtor, Kent's responsibility will be the marketing of The Marianne's space as a venue for business meetings, parties and wedding receptions.

Kent has an impressive record of developing historic buildings, five to date, and then successfully finding niche uses for them. Additionally, Kent owns four apartment buildings. Hive Properties, solely owned by Kent, manages all nine of these properties.

To date, Kent and Hive Properties have managed the redevelopment of five historic buildings:

- **The Jackson Theatre** at 4021 Eastern Avenue in Cincinnati's Columbia-Tusculum neighborhood was Kent's first project. Built in 1915, it was the city's first movies-only theater. The movie theater portion of the building was demolished in the late 1970s. The remaining lobby area has been converted into an upscale salon, and the space above the salon has been converted into six upscale apartments. This was a $1.1 million project.

- **4017 Allston Street** in Oakley consisted of two vacant storefronts with six apartments above. Both storefronts have now been converted into salons. This was a $600,000 project.

- **3504 Harrison Avenue** in Cheviot had served for years as the shop space for a locksmith. Hive Properties has converted the building into a successful salon and spa. This was a $350,000 project.

- **3300 Brotherton Road,** a former pony keg in Oakley, is now a salon contributing to the neighborhood's business mix. This renovation was a $400,000 project.

- **773 East McMillan Street** in Walnut Hills, the city's oldest standing firehouse, was designed by Cincinnati's famed architect Samuel Hannaford. Built in 1869 and renovated by Hive Properties in 2014, this historic building is now a popular venue for wood-fired pizza and a luxury apartment. This $400,000 project was similar to The Marianne Theatre in that it was owned by the City of Cincinnati, with the goal for the property to become the cornerstone of redevelopment in Walnut Hills.

◢ Mac's Pizza Wooster Pike — Dave Rinderle

A classmate of Kent's at Miami University, Dave will be responsible for the food and beverage component at The Marianne Theatre.

During his years at Oxford, Dave began working at Skipper's Pub, one of most popular bars/restaurants in town—first as a delivery driver, then a cook, a bartender and eventually the manager. Dave left Miami University with his degree, but had also learned every aspect of the restaurant industry from a low-level employee up to management.

- Following graduation, Dave worked for the **Cincinnati Reds** organization as a suite ambassador, providing customer service to high-profile attendees. Following that, he worked for **O'Charley's Restaurant** as a bartender and server, eventually training new employees and working with management.

- In 2008, Dave moved to **Mac's Pizza** in Clifton as the General Manager, in charge of all business activities, staffing and decision-making.

- In 2012, Dave became the owner/operator of **Mac's Pizza's** first franchise on Wooster Pike in Fairfax. The success of this operation has led to the opening of two additional locations.

◢ Procter & Gamble — Forrest Goodwin

A Chemical Engineer from Georgia Tech, Forrest has been responsible for the specification and design of the A/V and sound systems to be used at The Marianne as well as the property's configuration as a meeting venue. Post construction, Forrest will assist in orchestrating programming and booking entertainment.

Forrest worked in Research and Development at **Procter & Gamble** for 33 years. Throughout his career, his work has touched many new products, including the introduction of the world's first tartar control toothpaste (Crest), establishing the $1.5 billion Global Procter & Gamble Conditioner business and leading the design and construction of all large-scale R&D pilot facilities worldwide.

- What began as a hobby, Forrest has now been heavily involved with mixing live music and sound system design in small and large venues for more than 25 years.

- His P&G work afforded him the opportunity to travel the world, including an eight-year stay in Japan, where he opened his first professional sound studio, began moonlighting as a Disc Jockey and became involved with designing venue sound systems.

- School, church and band venues have called on his expertise as to what they need for their performances. Forrest has upgraded or completely created their sound systems within modest budgets. This work has allowed him to connect with others in the music industry and mix for many local and touring bands in both Japan and the United States.

- In 2014, Forrest retired from Procter & Gamble as a Director in order to pursue his many other passions—one being music and sound engineering. He has currently extended his music involvement through leading the **Sound Design and Execution** work for large musical productions around the Cincinnati area.

Live musical theater has brought many new challenges, ranging from large venue acoustics to keeping up with 32 channels of wireless microphones plus 12 more microphones for an orchestra. His recent shows have been performed at the **Aronoff Center, The Carnegie** in Covington and the **Stained Glass Theater** in Newport. He has won several awards for his sound design.

- Forrest recently completed an upgrade of the sound system at the Stained Glass Theater, representing a $25,000 investment. He now looks forward to the unique challenges and fun of renovating The Marianne Theatre.

Vividly Kate — Katie Frazer

Katie is a leader in all things creative. For The Marianne, she has been and will be responsible for all marketing, Website and social media interface. With several successful cinema-related ventures under her belt, she will control all marketing and consult on the movie component of The Marianne's entertainment package.

Graduating from the University of Akron with a BFA in Graphic Design and a minor in Photography, her early career spanned positions as Studio Photographer at **American Greetings,** Assistant Documentary Wedding Photographer and six years as Senior Designer at **LPK Design Agency.**

- Katie recently served as the Creative Director of **Rocket Science and Design**, a digital design agency that focuses on clients in the pharmaceutical and health care arena, where she managed a team of 15 designers, developers and account managers.

- She is currently part owner of **Overlook Lodge** and **Video Archive,** concept bars inspired by cinema, and **Gorilla Cinema Presents,** a creative experiences and movie pop-up company. Building the three brands from the ground up, she has helped them gain national press *(The New York Times, USA Today)*, while amassing more than 8,400 followers on Facebook and 2,400 on Instagram.

- Building on these 10 years of experience, she has created a unique, one-woman brand-building process that she uses to help other small businesses find their voice, uncover their mission and create loyal followers. In her Brand Strategy consulting firm, **Vividly Kate Brands,** she executes everything from copywriting, photography, print design and Website creation to social media content and event campaigns. It is her personal mission to make having an incredible brand attainable for everyone.

Development to Date

Through Katie Frazer and her business partner Jacob Trivino, Kent became acquainted with their architect, **Tyler Watkins** and his firm, **WorK Architecture + Design.** Tyler has been involved in several projects with **Furlong Building Enterprises,** a Wilder, Kentucky-based construction firm. Eventually, Kent decided WorK A+D and Furlong Building Enterprises would become the construction partners in The Marianne. A third member was added, **KLH Engineers,** a national firm based in Fort Thomas.

Local Participation & Support


WCPO - 9 On Your Side
PHOTO: Now this is cool. We got a photo today of the Marianne Theater in Bellevue with its lights turned on!
Do you have any memories at this historic place?
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Highly anticipated return: A passing motorist's quick shot
of The Marianne's marquee lights became WCPO TV's Picture of the Week

Several months ago, Kent scheduled a meeting at The Marianne, and in the process turned on the marquee lights. A passing motorist stopped, took a picture and submitted it to WCPO. It became the station's Picture of the Week on its Website—and elicited 225 comments and memories.

This positive response is a manifestation of the keen interest in The Marianne and its rebirth. Since being selected as the redeveloper of The Marianne Theatre, there have been numerous individuals and groups offering support and help to Kent. Following are just a few:

Local Participation & Support

The City of Bellevue	**Mayor Edward Riehl and the City Administration—**City Manager Keith Spoelker, Jody Robinson and Mary Scott—have all been extremely supportive of this project.
The Kentucky Heritage Council	This organization administers Kentucky's Historic Preservation Tax Credits, which it has awarded to The Marianne.
Michael Crowe, Loan Officer with the HCDC	Mike and the HCDC (Hamilton County Development Co.) have been a continual resource for advice and guidance throughout The Marianne's redevelopment process.
Joe Klare and Jeanne Schroer of the Catalytic Development Funding Corp. of Northern Kentucky	Joe and Jeanne have contributed immensely to The Marianne project. They have also been a source of advice and guidance and helped Kent navigate and secure the **Duke Energy** grant.
Northern Kentucky University	**Rebecca Volpe,** Director of the NKU Small Business Development Center, has spent countless hours with Kent in developing his business model.
Northern Kentucky University	NKU Professor **Dr. Stephanie Hughes** selected The Marianne Theatre as the Capstone Project for her senior Marketing class. Her class of 10 students met with Kent at The Marianne, listened to his vision and then, as a group, created a complete marketing plan.
Northern Kentucky University	Kent is currently negotiating with NKU's **Music and Film Departments** to produce a monthly silent film, which would be accompanied by a musical group performing in the theater's orchestra pit area in front of the stage.
Hosea Office and Industrial	Through the City of Bellevue's **Jody Robinson,** Kent was introduced to **David Hosea.** His company had removed the seats from Cincinnati's historic **Music Hall** and was storing them in its warehouse in Bellevue. The Music Hall seats are in excellent condition; their wood armrests were restored just two years ago. The 75-year-old Marianne seats were in very poor condition. After Kent explained to David his interest in securing the seats, he agreed to donate the Music Hall seats with the proviso that The Marianne host a fundraiser for his charity, the **Henry Hosea House**—a nice win-win for both organizations.
Bellevue neighbors	The original Marianne popcorn popper is still in its lobby. It is very ornate and was manufactured by a local Cincinnati company, **Gold Metal Products.** Kent contacted Gold Metal Products and was eventually connected to **Eric Vice** of Bellevue. After Kent described the machine's condition and its importance to the project, Eric shared that he was a neighbor of The Marianne and would be willing to renovate the popper at cost.

Ownership

Upon transfer from the City of Bellevue, Kentucky, ownership of **The Marianne Theatre** will be **609 Fairfield LLC,** a company in which Kent will have 100% ownership. Dave Rinderle, this project's food and beverage industry expert, will have a minority interest in operations (less than 20%).

Operational Model

Monday thru Friday, 5:00 to 7:30 p.m., The Marianne Theatre will be a full-service neighborhood Pub with food service. At 7:30 p.m. each evening, there will be either free or nominally priced live entertainment or movies.

- As a rentable venue, the **20th Century Theater** in Oakley or **The Redmoor,** located in the former Mt. Lookout Theater, would be the model. Both have the same business model, have full liquor licenses, serve food and are rentable for both private and public events. Both are rejuvenated theaters, of the same vintage as The Marianne, and are located in a neighborhood setting, with a similar traffic count and limited parking.

- This begs the question: Why wouldn't The Marianne model work for either of these theaters? Unlike Bellevue, which has a scarcity of neighborhood bars, Mt. Lookout has four neighborhood bars around the square and Oakley Square has five (soon to be seven). In addition, the owner of the 20th Century is the owner of one of Oakley's bars.

- A model for this format would be the **Comet Club** in Northside. The Comet Club has a tiny footprint, less than 900 square feet, but it has a cozy bar and has a small menu. The **Comet Club** format would be the entertainment offered initially, and there would be no or a small cover charge. They have successfully offered this format for more than 20 years and have a following throughout the Tristate.

- In contrast, The Marianne is larger with comfortable seating. Unlike the Comet, The Marianne has a projector system for themed movies and a stage for other forms of live entertainment.

- For Fridays and Saturdays when no private events have been booked, The Marianne would move to a format similar to the **Ludlow Garage** in Clifton or the **Southgate House Revival** in Newport, which book professional bands and have a cover charge.

 # The Many Faces of The Marianne

The Marianne is going to compete in a number of markets. The one advantage that The Marianne will have over nearly every other venue noted in this document is that it will have 18 craft beers on tap. This is hugely relevant in today's beverage market and only possible because The Marianne will be open seven days a week. This allows the beers to be rotated and remain fresh.

Daytime: A Rentable Meeting | Party | Reception Venue

The Marianne:
- Is a stand-alone facility, creating a retreat atmosphere
- It is not a room in a complex
- Affords the ambiance of an historic building
- Has a stage and orchestra pit
- Features a complete Pub and food service integral to the facility
- Includes an integral sound and video system
- Offers comfortable seating with writing surfaces for meetings
- Can accommodate groups from 60 to 252

Evenings: A Late Afternoon – Early Evening Pub

- Bellevue's Fairfield Avenue has an incredibly high traffic count and a scarcity of cozy, comfortable bars with food service—and none with 18 craft beers on tap.
- During these evening hours, The Marianne will use its ceiling-mounted **projector** and retractable, stage-mounted **23.5' x 13.5' screen** to project movies, TV sports and/or advertisements.

A Pub that Offers Free Weeknight Entertainment | Stage Area

There is a bit more competition here, and the goal is going to be niches similar to Katie Frazer and Jacob Trivino's at their **Overlook Lodge, Gorilla Cinema Presents** and **Video Archive.**

- The advantage The Marianne has is a ceiling-hung projector and the ability to incorporate live music with its movie showings.

- For music, The Marianne's integral sound system means bands/groups will not have to bring in their own equipment and ensures guests a state-of-the-art sound experience. For example, The Marianne would be an ideal venue for live karaoke bands such Dirty Money.

A Venue for Local Entertainment with a Cover Charge | Stage Area

This experience would be similar to the entertainment offered at the **Southgate House Revival.** The plusses that The Marianne would offer are comfortable seating, a full **Pub** with 18 craft beers and a state-of-the-art sound system with the ability to add video.

A Venue for Traveling Entertainment with a Cover Charge | Stage Area

Entertainment offered at the **Ludlow Garage** would be in this mold. The Marianne is similar in size, although the Ludlow Garage has an odd right-angle seating configuration.

The Ludlow Garage offers a varied entertainment package. Therefore, even if they have a performance the same night as The Marianne, it should not be competitive.

A Rentable Party – Reception | Party / Stage Area

- Comfortable seating for 250 people. For receptions, the wedding party could be seated on the stage.

- Ample space for dancing in the area in front of the stage.

- State-of-the-art sound and projection system to compliment or augment the event.

A Rentable Party – Reception – Meeting Venue | Projection Room

This room can be rented for private dinners, meetings and parties. This would be an ideal space for birthday parties for all ages as well as retirement, bachelor and bachelorette parties or gatherings of groups of friends.

- The projection room will comfortably seat 16. Private food and beverage wait service will be included.

- While the wall of the projection room will be opened, so that it can be used as a viewing room for stage performances, it will have a curtain to close off the room for private meetings or parties.

- Forrest Goodwin, who spent a number of years in Japan, indicated karaoke in Japan is different than here in the United States. In Japan, a group will all sing the same song while enjoying their beverages. This concept is just making its way into the United States and is something The Marianne will introduce to its guests.



THE MENU

The Marianne's Food Service will be an accompaniment to its Pub and to the entertainment offered. The menu will not be extensive, but it will be excellent—relying on the past experience and success of co-operator **Dave Rinderle.**

- **Pretzels with jalapeno beer cheese sauce:** This is one of the most popular items on the menu at **Mac's Pizza.** The pretzels are baked specifically for **Mac's.** Their cheese sauce is made in-house and is a subtle blend of cheese, beer and jalapenos. **(Dr. Stephanie Hughes** of **NKU's School of Business,** who Kent has consulted with on the business plan, is a native of Philadelphia and has insisted the pretzels and beer cheese sauce be offered.)

- **Hot Dogs:** Until fairly recently, hot dogs in Cincinnati have only been thought of as Skyline Coneys. In Chicago and on the east coast the hot dog is elevated almost to an art form, with each variation given its own name. **The Marianne** plans a similar approach, giving each variation a local moniker such as **"The Wildcat."**

- **Walking Tacos:** This is an area favorite, and could be dressed up with some local flavor.

- **Milk Shakes:** This is not your standard fare from UDF or Graeter's. At their **Video Archive** venue, Katie and Jacob include vanilla-infused bourbon as an ingredient. This would be an excellent paring for movies or as a stand-alone item.

The Marianne's Food Service for private parties, receptions and meetings will offer a custom menu of entrées and items that are appropriate to these events. Additionally, the kitchen is designed to accommodate outside caterers if the customer so desires.

 Typical Week's Schedule After the First Six Months

Sunday	⬇ **Day (Stage Area)** Birthday party for 25 children and adults, food, face painting, magician, video recorded ⬇ **Night (Stage Area)** One of three groups from the University of Cincinnati's College Conservatory of Music to perform each Sunday evening ⬇ **Night (Projection Room)** No public event—private dinner, 15 people, food service ⬇ **Note regarding "Return to Your Marianne Roots—With a Twist"** During the first six months, the plan is to offer a special Sunday event called: *"Return to Your Marianne Roots—With a Twist."* The "Return to Your Marianne Roots" component will be a matinee featuring a PG-rated, Disney-type movie. The "Twist" will be that the parents can get their kids popcorn and seat them, then retire to the lounge to enjoy an adult beverage.
Monday	⬇ **Day (Stage Area)** Business meeting, 40 people, lunch ⬇ **Night (Stage Area)** Monday Night Football projected on Stage Screen ⬇ **Night (Projection Room)** No public event—private dinner, 15 people, food service
Tuesday	⬇ **Day (Stage Area)** No event ⬇ **Night (Stage Area)** Monthly NKU Silent Movie production with musical accompaniment ⬇ **Night (Projection Room)** Reserved for Private Karaoke at 7:30 p.m. and 9:00 p.m.

WEDNESDAY	**Day (Stage Area)** No event **Night (Stage Area)** Monthly performance of The Comet Bluegrass All-Stars *(see note below)* **Night (Projection Room)** No event **Note regarding Wednesday "Bluegrass Nights"** Wednesdays will be "Bluegrass Night." For this sample schedule, we picked The Comet Bluegrass All-Stars, one of the area's most popular Bluegrass bands. Each Wednesday will feature a different Bluegrass band, such as Ma Crow and the Lady Slippers or The Missy Werner Band.
THURSDAY	**Day (Stage Area)** Business meeting, 75 people, food **Night (Stage Area)** Mike Albert and the Big "E" Band (Elvis Tribute artist) **Night (Projection Room)** Reserved for Private Karaoke at 7:30 p.m. and 9:00 p.m.
FRIDAY	**Day (Stage Area)** No event **Night (Stage Area)** Live Band Karaoke—a premier Karaoke experience with live music performed by Columbus, Ohio's Dirty Money **Night (Projection Room)** No event
SATURDAY	**Day (Stage Area)** No event **Night (Stage Area)** Wedding reception, 125 people, food, valet parking, DJ, video recorded **Night (Projection Room)** No event

PARKING

While The Marianne Theatre does not have a dedicated parking lot, that is a fact of life shared by its peer venues around Cincinnati and Northern Kentucky—the 20th Century Theater in Oakley, The Redmoor in Mt. Lookout, the Comet Club in Northside and the Southgate House Revival in Newport.

The 20th Century and The Redmoor are located in far more congested areas than is The Marianne. The solution each of these venues employed is to offer valet parking for their larger events. The Marianne plans a similar approach and is in current negotiation with local churches, businesses and the City of Bellevue to utilize their lots as sites for valet parking.



*Bellevue neighbor—and popcorn machine restorer—Eric Vice
took this great shot of his pup Tyson at The Marianne*